UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fiverr International Ltd.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

M4R82T106
(CUSIP Number)

July 30, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106	13G	Page 2 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13G (the “Schedule 13G”) originally filed on February 13, 2020 by the Reporting Person with respect to the ordinary shares of Fiverr International Ltd. (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 1 constitutes an “exit filing” for the Reporting Person.

1	NAMES OF REPORTING PERSONS
Square Peg Capital Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

CUSIP No. M4R82T106	13G	Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 ordinary shares

(b)	Percent of class: 0

(c)	Number of shares as to which the person has: 0

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 0 ordinary shares

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 0 ordinary shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☑.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

CUSIP No. M4R82T106	13G	Page 4 of 5 Pages

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M4R82T106	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/16/2020
Date

/s/ Amanda Hjorring
Signature

Amanda Hjorring/Chief Operating Officer